UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 30 March 2026, London UK

Exdensur (depemokimab) approved in China for the treatment of severe asthma

●   Exdensur is the first and only ultra-long-acting biologic in China for the treatment of severe asthma with an eosinophilic phenotype
●  Approval based on SWIFT trials showing significantly lower rates of exacerbations in patients receiving depemokimab versus placebo
●  More than 2 million people in China are affected by severe asthma and experience increased risk of exacerbations requiring hospitalisation

GSK plc (LSE/NYSE: GSK) today announced that China's National Medical Products Administration (NMPA) has approved Exdensur (depemokimab) as add-on maintenance treatment of severe asthma characterised by an eosinophilic phenotype in adult and paediatric patients aged 12 years and older.

The approval of Exdensur in severe asthma is based on data from the SWIFT-1 and SWIFT-2 phase III trials. In these studies, depemokimab demonstrated sustained exacerbation reduction with two doses per year versus placebo, both plus standard of care.1

Kaivan Khavandi, SVP, Global Head, Respiratory, Immunology & Inflammation R&D, GSK, said: "Today's approval for Exdensur in China represents an important advance for patients with severe asthma with an eosinophilic phenotype. By providing sustained suppression of type 2 inflammation, an underlying driver of exacerbations and disease progression, Exdensur could redefine care in just two doses a year. With Exdensur now approved in several major markets, we are focused on transforming the treatment paradigm in severe asthma."

Asthma is a major health burden in China affecting an estimated 46 million adults.2 Of those, approximately 6% experience severe asthma, which is associated with an increased risk of exacerbations requiring hospitalisation, and higher likelihood of potentially fatal asthma attacks.2-6 In China, around 15% of people with asthma have experienced an exacerbation requiring a hospital visit in the preceding 12 months.2

In the SWIFT-1 and SWIFT-2 trials, treatment with depemokimab resulted in a significant 58% and 48% reduction in the rate of annualised asthma exacerbations (asthma attacks) over 52 weeks, respectively [rate ratio (95% confidence interval) p-value: SWIFT-1 0.42 (0.30, 0.59) p<0.001 and SWIFT-2 0.52 (0.36, 0.73) p<0.001] (AER depemokimab versus placebo: SWIFT-1 0.46 vs. 1.11 and SWIFT-2 0.56 vs. 1.08 exacerbations per year). In addition, efficacy and safety results from Chinese patients participating in SWIFT-1 were consistent with the overall population analysis (n=58).1

In a secondary endpoint from SWIFT-1 and SWIFT-2, patients treated with depemokimab experienced numerically fewer exacerbations requiring hospitalisation and/or emergency department visits (1% and 4%) compared with placebo (8% and 10%), respectively. A pre-specified pooled analysis of the two trials showed there was a 72% reduction in the annualised rate of clinically significant exacerbations requiring hospitalisation and/or ED visits over 52 weeks for depemokimab compared with placebo [rate ratio 0.28, 95% CI (0.13, 0.61), nominal p=0.002] (AER depemokimab 0.02 versus placebo 0.09).1 Across these trials, depemokimab was well-tolerated, with patients experiencing a similar rate and severity of side effects as those receiving placebo.1 The full results from the SWIFT trials were presented at the 2024 European Respiratory Society International Conference and published in the New England Journal of Medicine.1,7

The NMPA is also reviewing Exdensur as an add-on therapy with intranasal corticosteroids for the treatment of adult patients with severe chronic rhinosinusitis with nasal polyps (CRSwNP) for whom therapy with systemic corticosteroids and/or surgery does not provide adequate disease control. Exdensur has been approved in the US for the treatment of severe asthma, as well as in Japan, the EU, and UK for the treatment of severe asthma and CRSwNP.8-11

About asthma
Asthma affects more than 260 million people globally, many of whom continue to experience symptoms and exacerbations despite treatment.12,13 Severe asthma is defined as asthma that requires treatment with medium- to high-dose inhaled corticosteroids plus a second therapy (i.e., systemic corticosteroid or biologic) to prevent it from becoming uncontrolled, or which remains uncontrolled despite therapy.14 Type 2 inflammation is the underlying cause of pathology in more than 80% of patients with severe asthma, in which patients exhibit elevated levels of eosinophils (a type of white blood cell).14

About Exdensur (depemokimab)
Exdensur is the first ultra-long-acting biologic being evaluated for certain respiratory diseases with underlying type 2 inflammation. It combines high interleukin-5 (IL-5) binding affinity and high potency with an extended half-life to enable twice-yearly dosing. IL-5 is a key cytokine in type 2 inflammation.1

For product and important safety information please consult the country's relevant summary of product characteristics.

The EU product information is available at: https://www.ema.europa.eu/en/medicines/human/EPAR/exdensur

The US product information is available at: EXDENSUR-PI-PIL.PDF

About the SWIFT phase III trials
The SWIFT-1 and SWIFT-2 clinical trials assessed the efficacy and safety of depemokimab adjunctive therapy in 382 and 380 participants with severe asthma who were randomised to receive depemokimab or a placebo, respectively, in addition to their standard of care (SOC) treatment with medium to high-dose inhaled corticosteroids plus at least one additional controller. The full analysis set in SWIFT-1 included 250 patients in the depemokimab plus SOC arm and 132 in the placebo plus SOC arm; in SWIFT-2, 252 patients were included in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm.1

About the depemokimab development programme
Depemokimab is currently being evaluated in phase III trials for the treatment of other diseases with underlying type 2 inflammation, including OCEAN for eosinophilic granulomatosis with polyangiitis (EGPA) and DESTINY for hyper eosinophilic syndrome (HES).15,16 GSK has also initiated the ENDURA-1, ENDURA-2 and VIGILANT phase III trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe COPD with type 2 inflammation.17-19

About GSK in respiratory
GSK continues to build on decades of pioneering work to deliver more ambitious treatment goals, develop the next generation standard of care, and redefine the future of respiratory medicine for hundreds of millions of people with respiratory diseases. With an industry-leading respiratory portfolio and pipeline of vaccines, targeted biologics, and inhaled medicines, GSK is focused on improving outcomes and the lives of people living with all types of asthma and COPD, along with less understood refractory chronic cough or rarer conditions like systemic sclerosis with interstitial lung disease. GSK is harnessing the latest science and technology with the aim of modifying the underlying disease dysfunction and preventing progression.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025.

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References

1.     Jackson D., et al. Twice-Yearly Depemokimab in Severe Asthma with an Eosinophilic Phenotype. NEJM. September 2024. Vol. 391 No. 24.DOI: 10.1056/NEJMoa2406673.
2.     Huang, Kewu, et al. "Prevalence, risk factors, and management of asthma in China: A national cross-sectional study." The Lancet, vol. 394, no. 10196, Aug. 2019, pp. 407-418, https://doi.org/10.1016/s0140-6736(19)31147-x.
3.     Ding, Bo, and Mark Small. "Disease burden of mild asthma in China." Respirology, vol. 23, no. 4, 20 Oct. 2017, pp. 369-377, https://doi.org/10.1111/resp.13189 .
4.     National Heart, Lung, and Blood Institute. Guidelines for the Diagnosis and Management of Asthma (EPR-3). [Online]. Available at: https://www.nhlbi.nih.gov/health-topics/guidelines-for-diagnosis-management-of-asthma. Accessed January 2025.
5.     Ambrosino, Nicolino, and Pierluigi Paggiaro. "The management of asthma and chronic obstructive pulmonary disease: Current status and future perspectives." Expert Review of Respiratory Medicine, vol. 6, no. 1, Feb. 2012, pp. 117-127, https://doi.org/10.1586/ers.12.2.
6.     Antonicelli, L et al. "Asthma severity and medical resource utilisation." The European respiratory journal vol. 23,5 (2004): 723-9. https://pubmed.ncbi.nlm.nih.gov/15176687/
7.     Jackson, D, et al. "Late breaking abstract - depemokimab efficacy/safety in patients with asthma on medium/high-dose ICS: The phase IIIA randomised SWIFT-1/2 studies." European Respiratory Journal 2024, vol. 64, no. 68, 14 Sept. 2024, https://doi.org/10.1183/13993003.congress-2024.rct3718.
8.     "Exdensur (Depemokimab) Approved by US FDA for the Treatment of Severe Asthma." GSK, 16 Dec. 2025, www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-by-us-fda-for-the-treatment-of-severe-asthma/
9.     "Exdensur (depemokimab) approved in Japan for severe asthma and chronic rhinosinusitis with nasal polyps." GSK, 6 Jan. 2026, https://www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-in-japan/
10.    "Exdensur (Depemokimab) Approved by the European Commission for Severe Asthma with Type 2 Inflammation and Chronic Rhinosinusitis with Nasal Polyps." GSK, 17 Feb. 2026, www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-by-the-european-commission/.
11.    "Exdensur (Depemokimab) Approved in the UK for Treatment of Asthma with Type 2 Inflammation and Chronic Rhinosinusitis with Nasal Polyps." GSK, 15 Dec. 2025, www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-in-the-uk-for-treatment-of-asthma-with-type-2-inflammation-and-chronic-rhinosinusitis-with-nasal-polyps/
12.    World Health Organisation. Asthma Key Facts. Available at: https://www.who.int/news-room/fact-sheets/detail/asthma. Accessed February 2025.
13.    Wang E, et al. Characterization of Severe Asthma Worldwide: Data From the International Severe Asthma Registry. CHEST, Volume 157, Issue 4, 790 - 804. https://doi.org/10.1016/j.chest.2019.10.053.
14.    Heaney, L, et al. "Eosinophilic and noneosinophilic asthma." CHEST, vol. 160, no. 3, Sept. 2021, pp. 814-830, https://doi.org/10.1016/j.chest.2021.04.013.
15.    "Efficacy and Safety of Depemokimab Compared With Mepolizumab in Adults With Relapsing or Refractory Eosinophilic Granulomatosis With Polyangiitis (EGPA) (OCEAN)." Clinicaltrials.Gov, GlaxoSmithKline, www.clinicaltrials.gov/study/NCT05263934. Accessed 23 Jan 2026.
16.    "Depemokimab in Participants With Hypereosinophilic Syndrome, Efficacy, and Safety Trial (DESTINY)." Clinicaltrials.Gov, GlaxoSmithKline, www.clinicaltrials.gov/study/NCT05334368.  Accessed 23 Jan 2026.
17.    "Depemokimab as an Extended treatmeNt Duration Biologic in Adults With Chronic Obstructive Pulmonary Disease (COPD) and Type 2 Inflammation (ENDURA -1) (ENDURA -1)." ClinicalTrials.Gov, GlaxoSmithKline, www.clinicaltrials.gov/study/NCT06959095. Accessed 23 Jan 2026.
18.    "Depemokimab as an Extended treatmeNt Duration Biologic in Adults With Chronic Obstructive Pulmonary Disease (COPD) and Type 2 Inflammation (ENDURA-2) (ENDURA-2)." Clinicaltrials.Gov, www.clinicaltrials.gov/study/NCT06961214. Accessed 23 Jan 2026.
19.    "eValuating the Efficacy and Safety of InitiatinG depemokImab earLy therApy iN Chronic Obstructive Pulmonary Disorder (COPD) With Type 2 Inflammation (VIGILANT)." Clinicaltrials.Gov, www.clinicaltrials.gov/study/NCT07177339. Accessed 23 Jan 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 30, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc